UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Shelf Registration Supplemental Documents Filed in Japan

This document is an English translation of excerpts from the risk factor disclosure included in the Shelf Registration Supplemental Documents filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 30, 2024 (the “Shelf Registration Supplemental Documents”).

The Shelf Registration Supplemental Documents have been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Shelf Registration Supplemental Documents contain updates to prior disclosures filed by MUFG in Japan and discuss selected recent developments in the context of those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2024 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents. Actual results may significantly differ from those expressed or implied by such forward-looking statements.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2024, filed in Japan on June 25, 2024. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their assessed impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2024 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios

Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.

Increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

14.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

We have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations and have been conducting an internal investigation. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies.

In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA.

2